April 27, 2011

Filed Via Edgar and Facsimile: (202/772-9204)

Ms. Lauren Nguyen

Attorney-Advisor

Division of Corporation Finance

United States Securities and Exchange Commission

Division of Corporation Finance

Washington, DC 20549

Re:	Lockheed Martin Corporation Registration Statement on Form S-4 Filed February 25, 2011 File No. 333-172431 Form 10-K for Fiscal Year Ended December 31, 2010 File No. 001-11437

Dear Ms. Nguyen:

This letter responds to the comments of the Staff of the Division of Corporation Finance of the U.S. Securities and Exchange Commission (the “Commission”) on Lockheed Martin Corporation’s (herein referred to as “we” or the “Company”) Registration Statement on Form S-4, as amended, and Form 10-K for the fiscal year ended December 31, 2010, communicated in your letter dated April 20, 2011. Please note that earlier today we filed our Quarterly Report on Form 10-Q for the quarter ended March 27, 2011 (“Form 10-Q”), which includes disclosure that is responsive to several of your comments. For convenience of reference, we have repeated your comments followed by our response. We have provided under separate cover the supplemental material that we refer to in this response letter.

Form S-4

General

1.

Although we note your response to our prior comment one, please revise your supplemental letter to track the language of the representations contained in the Morgan Stanley and Sherman & Sterling no-action letters. In this regard, please revise to represent that, with respect to any broker-dealer that participates in the Exchange Offer with respect to the Old Notes acquired for its own account as a result of market-making activities or other trading activities, each such broker-

Ms. Lauren Nguyen

United States Securities and Exchange Commission

April 27, 2011

dealer must confirm that it has not entered into any arrangement or understanding with you or an affiliate of yours to distribute the New Notes.

We have provided the revised letter to you supplementally under separate cover. We plan to file Pre-Effective Amendment No. 2 to our Form S-4 as soon as practical after filing a Form 8-K to report the voting results from our Annual Meeting of Stockholders which is being held on April 28, 2011.

Form 10-K

Management’s Discussion and Analysis, page 23

Results of Operations, page 27

2.	We note your response to our prior comment 17, in which you state that your disclosure meets the requirements of Item 303 of Regulation S-K. You also state that you will seek to enhance disclosure in future filings and will take our comments into account. Based on your response, it is not clear whether you intend to revise your disclosure as requested in our prior comment. As previously requested, please revise to discuss and analyze cost of sales separately for both cost of product sales and cost of service sales. Cost of sales is a material component of your operating expenses and a discussion and analysis of this material component will provide your investors with information that is necessary for an understanding of your results of operations. Please provide us a copy of your intended revised disclosure.

We appreciate the Staff’s comment aimed at enhancing our Management’s Discussion and Analysis (“MD&A”) in our future filings. In response, we have revised our MD&A on page 24 of our Form 10-Q to discuss and analyze our cost of sales separately for both cost of product sales and cost of services sales. We also added similar disclosure on page 23 of our Form 10-Q for net sales in order to balance out the discussion. We will provide similar disclosure in future periods as well.

Ms. Lauren Nguyen

United States Securities and Exchange Commission

April 27, 2011

3.	We note your response to our prior comment 18. As previously requested, please describe for us the significant categories of costs that comprise cost of product sales and cost of service sales.

We appreciate the Staff’s comment aimed at enhancing our MD&A in our future filings. In response, we have revised our MD&A on page 24 of our Form 10-Q to disclose the significant categories of costs that comprise cost of product sales and cost of services sales. We will provide similar disclosure in future periods as well.

Discussion of Business Segments, page 29

4.	We note your response to our prior comment 19, in which you state that your disclosure meets the requirements of Items 303 of Regulation S-K. You also state that you will seek to enhance disclosure in future filings and will take our comments into account. Based on your response, it is not clear whether you intend to revise your disclosure as requested in our prior comment. Instruction 4 to Item 303(a) of Regulation S-K requires a quantification of the extent of contribution of each of two or more factors for an understanding of a material change. Therefore, please revise to quantify factors to which changes in results are attributed. Please provide us a copy of your intended revised disclosure.

We appreciate the Staff’s comment aimed at enhancing our MD&A in our future filings. In response, we have revised pages 27 through 30 of our Form 10-Q to quantify the factors to which changes in segment results are attributed. We will provide similar disclosure in future periods as well.

5.

We note your response to our prior comment 20, in which you state that your disclosure meets the requirements of Item 303 of Regulation S-K. You also state that you will seek to enhance disclosure in future filings and will take our comments into account. Based on your response, it is not clear whether you intend to revise your disclosure as requested in our prior comment. As you attribute certain changes in results of performance adjustments, please quantify

Ms. Lauren Nguyen

United States Securities and Exchange Commission

April 27, 2011

these factors individually when listed and in the aggregated for your consolidated results. Instruction 4 to Item 303(a) of Regulation S-K requires a quantification of the extent of contribution of each of two or more factors for an understanding of a material change. Please provide us a copy of your intended revised disclosure.

We appreciate the Staff’s comment aimed at enhancing our MD&A in our future filings. In response, we have revised pages 27 through 30 of our Form 10-Q to quantify the factors to which changes in segment results are attributed. In addition, we also disclosed on page 27 of our Form 10-Q that performance adjustments in the first quarter of 2011 were comparable to those in the first quarter of 2010. We will provide similar disclosure in future periods as well including disclosing any material changes in performance adjustments.

6.	We note your response to our prior comment 21, in which you state that your disclosure meets the requirements of Item 303 of Regulation S-K. You also state that you will seek to enhance disclosure in future filings and will take our comments into account. Based on your response, it is not clear whether you intend to revise your disclosure as requested in our prior comment. Please revise to analyze the underlying reasons for changes. For example, explain why performance adjustments occurred. Please provide us a copy of your intended revised disclosure.

We appreciate the Staff’s comment aimed at enhancing our MD&A in our future filings. In response, we have revised page 27 of our Form 10-Q to further explain why performance adjustments occur and pages 27 through 30 of our Form 10-Q to analyze the factors to which changes in segment results are attributed. We will provide similar disclosure in future periods as well.

7.

We note your response to our prior comment 26. Please explain to us in detail how you concluded that amounts recorded as assets totaling $810 million at December 31, 2010 were probable of recovery. For example, tell us whether amounts were probable as a result of current or pre-existing contracts that

Ms. Lauren Nguyen

United States Securities and Exchange Commission

April 27, 2011

specifically provide for recovery, expected future contracts, existing regulations, or otherwise. Describe the contracts, regulations, or other reasons evidencing recoverability. Tell us whether the U.S. Government has confirmed its obligations to you for these specific amounts. Please also tell us whether the U.S. Government has sought to minimize its exposure to these amounts by asserting defenses or disputing these amounts. To the extent that your assessment of the probability of recovery is based on recovery in the pricing of your products and services in future U.S. Government contracts, tell us what consideration you gave to the Under Secretary of Defense for Acquisition, Technology, and Logistics’ fall 2010 directive for better buying power in which the Under Secretary announced that his office would seek to replace cost-plus contracts with fixed-priced contracts.

The $810 million asset recognized at December 31, 2010 represents the portion of our environmental liability that is probable of future recovery in the pricing of our products and services for the U.S. Government as well as foreign military sales (“FMS”) contracts. As the largest provider of products and services to the U.S. Government, many of our contracts and programs span multiple years. We believe our existing and future U.S. Government and FMS business base, the federal acquisition regulations, as well as the historical reimbursement of our environmental remediation costs, collectively support our determination that the $810 million asset is probable of recovery as required by paragraph 410-30-35-8 of ASC Subtopic 410-30, Asset Retirement and Environmental Obligations – Environmental Obligations.

By way of background, approximately 90% of our net sales are for products and services provided to the U.S. Government and for FMS conducted through the U.S. Government, which are governed by the same regulations as those for the sale of products and services to the U.S. Government (collectively “U.S. Government contracts”). Our total backlog at March 27, 2011 was $80 billion, which includes contract value of approximately $72 billion for U.S. Government and FMS customers. Our contract mix today is approximately 60% cost-reimbursable and the substantial majority of the remaining contracts are fixed price.

Ms. Lauren Nguyen

United States Securities and Exchange Commission

April 27, 2011

The Federal Acquisition Regulations (FAR) set forth the rules that govern contracting with the U.S. Government, including those surrounding the costs that may be charged to a U.S. Government contract. FAR Part 31 (the “Cost Principles”), as incorporated or referenced by individual contract clauses, provides for the pricing and recovery of costs under our U.S. Government contracts if the costs meet the criteria of allowability, reasonableness and allocability. Environmental remediation costs are indirect costs which are allocated to our existing and new contracts, either as general and administrative or overhead costs.

As a U.S. Government contractor, our costs are subject to audit by the Defense Contract Audit Agency (DCAA). The DCAA has implemented audit guidance, as set forth in the DCAA Contract Audit Manual, stating that environmental costs are normal costs of doing business and are generally allowable costs, if reasonable and allocable. Historically, differences arising from DCAA audits of our incurred environmental remediation costs have been insignificant, and normally relate to missing documentation, and not the allowability, reasonableness or allocability of the environmental remediation costs. Consequently, we historically have received reimbursement of the environmental remediation costs allocated to our U.S. Government contracts and expect to continue to recover such costs in future years as well. Although it has not confirmed an obligation to us for these specific amounts, the U.S. Government has not sought to minimize its exposure to our environmental remediation costs by asserting any defenses or disputing the amounts that have been included in our contracts pursuant to the previously cited FAR Part 31 cost principles that address allowability, reasonableness and allocability.

We are aware of the directive issued by the Under Secretary of Defense for Acquisition, Technology and Logistics in his September 2010 memorandum titled, “Better Buying Power: Guidance for Obtaining Greater Efficiency and Productivity in Defense Spending.” In that memorandum, the Under Secretary suggested to the acquisition community that fixed price incentive (FPI) contracts be used, where appropriate, in place of cost-plus contracts. This directive does not affect the probability that our environmental remediation costs will be recovered since the underlying tenet in pricing

Ms. Lauren Nguyen

United States Securities and Exchange Commission

April 27, 2011

all of our contracts with the U.S. Government is our ability to recover our costs plus profit, regardless of type of contract. Even if we were to receive more FPI contracts (a hybrid contract with features of both cost-plus and fixed price) in the future, it will not affect our ability to recover the environmental remediation costs. However, our estimate of the amount that is probable of future recovery has been reduced by a factor for fixed price contracts that are in a loss position (of which we have historically had very few), which is our primary exposure on fixed price contracts.

8.	Please tell us and revise to disclose the estimated time frame for realization of recognized probable recoveries.

We disclosed the estimated time frame for realization of the recognized probable environmental recoveries, or approximately twenty years, on page 15 of our Form 10-Q.

* * * * *

As requested, in connection with providing responses to the comments, Lockheed Martin hereby acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Ms. Lauren Nguyen

United States Securities and Exchange Commission

April 27, 2011

If you have any questions or further comments, please contact the undersigned at (301) 897-6177, or in reference to accounting questions or comments, please contact Christopher J. Gregoire, Vice President & Controller, at (301) 897-6764.

Sincerely,

/s/ David A. Dedman

David A. Dedman Vice President & Associate General Counsel

cc:	Mr. Patrick Kuhn Mr. Lyn Shenk Ms. Tonya Bryan